November 12, 2009

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:         Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009
File No. 333-114041

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 5, 2009 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2008 (File No. 333-114041) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 24
Critical Accounting Policies, page 25
Asset Impairment, page 26

1.	We note your proposed revisions in response to prior comment 1. Please also disclose in future filings a discussion of the impairment indicators that triggered the impairment tests.

Response:

The Company will disclose in future filings with the Commission the impairment indicators that triggered interim impairment tests.  For example, “as of September 27, 2008, the Company determined that the historic decline in the US housing market required a re-evaluation of the Company’s forecasts.  The Company’s revised forecasts reflected reduced undiscounted cash flow projections for the affected asset groups, which were believed to be indicative of a significant adverse change in the business climate that could affect the value of the long-lived asset groups.  The Company tested for impairment using the “step 1” test for asset groups held and used, and determined that further impairment testing of the fair value of the asset group (under “step 2”) was not necessary at September 27, 2008 and at December 31, 2008 because the undiscounted cash flows exceeded the carrying values of the long-lived assets of the respective reporting units.”

2.
We note the additional information you provided regarding tradenames.  Based on your response and on the reorganization of your window business which resulted in some brands becoming co-mingled, it is not clear to us how you determined a useful life of 14 years is appropriate.  It appears to us that if there are only tradenames that are no longer used, they would be impaired and should be written-off.  Please help us better understand what tradenames this asset relates to and how you determined a 14 year useful life is appropriate.

Response:

The Company amortizes its intangible assets including its tradenames over their estimated useful lives.  In order to determine the proper amortization period for its tradenames, the Company evaluated the following factors during the fourth quarter of 2007 considering the guidance contained in paragraph 11 of Statement of Financial Accounting Standards No. 142:

a.
The expected use of the asset by the entity. The Company expects to generate revenue from the sale of windows utilizing these tradenames.  The tradenames allow the Company to have brand recognition with their customer base.  The Company considered their future usage of the tradenames and the impacts of demand and competition on these assets.  During the fourth quarter of 2007, the Company determined that it would continue investing in marketing the specific brands (MW and Patriot) for the foreseeable future.  The Company also considered other tradenames owned by the Company and their respective useful lives which typically ranged between 10 and 15 years.

b.	The expected useful life of another asset to which the useful life of the intangible asset may relate. The expected useful life of the tradenames does not correlate with another asset.

c.
Any legal, regulatory, or contractual provisions limiting the useful life. The Company was unaware of any legal, regulatory, or contractual provision that would limit the useful life of the tradenames.  Prior to 2007, the Company believed that the tradenames were indefinite lived intangible assets.

d.
Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. The Company noted there were no legal, regulatory, or contractual provisions that enable renewal or extension of the tradenames’ life without substantial cost.

e.
The effects of obsolescence, demand, competition, and other economic factors. The tradenames relate to sale of specific product windows (MW and Patriot) for new home construction primarily as well as repair and remodeling.  The Company determined that new technology will be presented to improve the energy efficiency rating for windows but there have not been significant modifications to windows in the last few years.

f.	The level of maintenance expenditures required to obtain future cash flows. No significant maintenance is required to obtain future cash flows.

In accordance with paragraph 11 of SFAS No. 142, the useful life of an intangible asset is the period over which it is expected to contribute to the future cash flows of the business.  Accordingly, management utilized future cash flow projections in estimating the useful life of the tradenames.  Such future cash flow projections are based on long-term forecasts of revenue, operating income and capital expenditures.  The Company believes the estimates to be reasonable based on the evidence available at the time they were made.  Based on the long-term cash flow projections for these operations, the Company determined that 14 years represented a reasonable estimate of the useful life for the Company’s tradenames.  In developing these cash flow projections, the Company determined that these tradenames will provide value for at least an approximate 14 year period.

The specific tradenames that comprise this asset are predominantly MW and Patriot brands.  In the years since the original valuation of the MW and Patriot tradenames in the 2004 business combination, the Company has acquired additional window companies with new brands and moved to a “one window company” structure where some of the brands have become co-mingled.  The dilution in value of the original trademarks was considered by management and resulted in an impairment charge that was recorded in 2007 for approximately $4.2 million prior to the commencement of the tradenames amortization.  Both of the MW and Patriot tradenames are still utilized by the Company for windows sold by the Company and are expected to be utilized in the future.  Therefore, these tradenames have value and there is no need to further impair these assets and there have no been no other indicators of impairment during 2009.

3.
We note your proposed revisions in response to prior comment 2.  Please also disclose in future filings the percentage by which fair value exceeded carrying value as of the most recent step-one test for each reporting unit.  Also, please ensure that your MD&A adequately addresses the potential impact of the negative trends noted in your impairment analysis in your future results of operations.

 Response:

The Company will disclose in future filings with the Commission the percentage by which fair value exceeded carrying value of the most recent step-one test for each reporting unit.  For example, “the Siding, Fencing, and Stone reporting unit’s fair value exceeded its carrying value by approximately 20.0% as of September 27, 2008”.  In addition, the Company will also ensure that MD&A adequately addresses the potential impact of the negative trends noted in the impairment analysis by adding the following information to MD&A: “the Company will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in additional goodwill impairments”.

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name:	Shawn K. Poe
Title:	Vice President, Chief Financial Officer, Treasurer and Secretary